Exhibit 4.1

                        SPECIMEN COMMON STOCK CERTIFICATE


        CONTENTS:

        State of Incorporation
        Name of Company
        Number of authorized shares of common stock Name of Individual Shareholder Number of shares owned by individual shareholder

        Fully paid and non-assessable shares
        Date of issuance of certificate
        Signature of Secretary
        Signature of President